UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of June 2024

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

  Market announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Signing of an agreement for the acquisition of a stake in Witzler by Ultragaz

São Paulo, June 10, 2024 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar”), in compliance with CVM Resolution 44/21, hereby informs the signing of an agreement for the acquisition of a 51.7% stake in Witzler Participações S.A. (“Witzler”) through its subsidiary Companhia Ultragaz S.A. (“Ultragaz”). The value of the transaction will be R$ 110 million, of which R$ 50 million will be injected in the acquired company through a capital increase and R$ 60 million will be paid once the transaction is closed. In addition, there is an installment of R$ 40 million subject to certain performance conditions to be measured within 12 months.

Witzler, which was founded in 2015, operates in the commercialization of electrical energy in the free market and in the energy management of its customers. With over 3 thousand consumer units contracted in the retail and wholesale segments, the company operates nationwide and has stood out as one of the main independent retail players.

This acquisition is aligned with Ultragaz's strategy of expanding its offering of energy solutions to its customers, leveraging on its capillarity, commercial strength, brand and extensive base of industrial and residential customers, consistent with the disclosure Ultrapar has been providing to its shareholders and to the capital market. Ultragaz, which already offers solutions for low voltage customers through Ultragaz Energia Inteligente (as a result of the acquisition of Stella Energia), will also start working with high voltage customers, consolidating its position in the electrical energy market.

Ultragaz and Witzler will maintain their regular course of business, on an independent manner, until the closing date of the transaction, subject to approval by the Administrative Council of Economic Defense (CADE) and other regulatory bodies.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2024

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Market announcement)